



Tara Heaton · 3rd in

Founder at En Pointe Communication

Atlanta, Georgia · 500+ connections · **Contact info**

En Pointe Communication

Georgia State University

Experience

Founder
En Pointe Communication
2018 – Present · 2 yrs

 **Sales Development Director**
Herff Jones
Jan 1996 – 2018 · 22 yrs

Education

 **Georgia State University**
Bachelor's degree, Public Relations
1983 – 1987

Skills & Endorsements

Sales · 8

 Endorsed by **Rika Cuff and 2 others** who are highly skilled at this

 Endorsed by **7 of Tara's colleagues at Herff Jones**

Sales Management · 5

 Endorsed by **Bobby Spears**, who is highly skilled at this

 Endorsed by **4 of Tara's colleagues at Herff Jones**

Marketing Strategy · 3

Karl Hanf and 2 connections have given endorsements for this skill

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Interests

 **zSpace, Inc.**
4,140 followers

 **Georgia State University**
208,072 followers

 **Nancy Duarte** in

 **Epilepsy Foundation**


Principal at Duarte, Inc.
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Epilepsy Foundation
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Charles Duhigg 🔗
Writer at The New Yorker
171,026 followers


WSJ
The Wall Street Journal
6,977,102 followers

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